

November 5, 2014

Via E-mail
Laurie A. Delano
Vice President – Finance and Chief Financial Officer
Empire District Electric Company
602 S. Joplin Avenue
Joplin, Missouri 64801

     Re: **Empire District Electric Company**
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed February 21, 2014
             File No. 1-03368

Dear Ms. Delano:

     We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

8. Retirement Benefits, page 90

1. We note the decrease in your net pension liability and your disclosure, "Additionally, during 2013, for a limited period of time, we permitted former participants with a vested benefit in the plan, to take a lump sum distribution of their benefit. Our actuary has considered these changes in the calculations below." We also have read your disclosure, "Additionally, employees hired prior to January 1, 2014 will be given the option to convert to the cash balance formula, or remain with the average annual basic earnings formula which will now allow for a lump sum distribution, with a decision to be made by December 31, 2014."   Please quantify for us the amount of lump sum distributions made under these arrangements and clarify if you account for them as settlements under ASC 715.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comment. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief